Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-132370 and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 2, 2008

Pricing Supplement No. 2008 — MTNDD340 And MTNDD341 Dated                     , 2008

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

Citigroup Funding Inc.

Medium-term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Buffer Notes Based Upon the Russell 2000® Index Buffer Notes Based Upon the S&P MidCap 400® Index Each Due 2010 $10.00 per Note

•

This pricing supplement relates to two separate offerings of Buffer Notes: Buffer Notes Based Upon the Russell 2000® Index, which we refer to as the Russell 2000® Index notes, and Buffer Notes Based Upon the S&P MidCap 400® Index, which we refer to as the S&P MidCap 400® Index notes. We refer to the Russell 2000® Index notes and the S&P MidCap 400® Index notes together as the notes.

•

We refer to any one of the Russell 2000® Index and the S&P MidCap 400® Index as an Underlying Index and, together, the Underlying Indices. Each series of notes offered by this pricing supplement is based upon only one of the Underlying Indices. The notes are not based upon the return of a basket made up of the Underlying Indices.

•	The notes will mature on , 2010. We will not make any payments on the notes prior to maturity.

•

You will receive at maturity for each note you hold a maturity payment based on the percentage change in value of the applicable Underlying Index from the date on which the notes are priced for initial sale to the public (which we refer to as the pricing date) to the third index business day before maturity (which we refer to as the valuation date). The maturity payment may be greater than, equal to, or less than your initial investment in the notes.

•

If the ending value of the applicable Underlying Index is greater than its starting value, at maturity you will receive for each note you then hold the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the percentage change in the closing value of the applicable Underlying Index from the pricing date to the valuation date (which we refer to as the index percentage change) and (iii) approximately 300% (to be determined on the pricing date), subject to a maximum total return on the Russell 2000® Index notes of approximately 20% to 22% (approximately 12.00% to 13.20% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the Russell 2000® Index notes and subject to a maximum total return on the S&P MidCap 400® Index notes of approximately 17.0% to 19.0% (approximately 10.20% to 11.40% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the S&P MidCap 400® Index notes.

•

If the ending value of the applicable Underlying Index is less than or equal to 100% of its starting value but greater than or equal to 85% of its starting value, the note return amount will be zero and at maturity you will receive for each note you then hold the $10 principal amount per note.

•

If the ending value of the applicable Underlying Index is less than 85% of its starting value (representing a decrease of more than 15% from its starting value), at maturity you will receive for each related note you then hold the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (a) the applicable index percentage change (which will be negative) and (b) 15%. Thus, if the ending value of the applicable Underlying Index is less than 85% of its starting value (regardless of the value of that Underlying Index at any other time during the term of the notes), the maturity payment on the related notes will be less than your initial investment of $10 per note and your investment will result in a loss. In this case, you could lose as much as 85% of your initial investment in the notes.

•	The notes are not principal-protected. At maturity you could receive an amount less than your initial investment in the notes

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-8.

“Russell 2000®” is a trademark of the Russell Investment Group (“Russell”) and has been licensed for use by Citigroup Funding Inc. The trademark has been licensed for use for certain purposes by Citigroup Funding Inc. The notes have not been passed on by Russell. The notes are not sponsored, endorsed, sold or promoted by Russell and Russell neither makes any warranties nor bears any liability with respect to the notes.

“Standard and Poor’s®,” “S&P MidCap 400®,” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. These trademarks have been licensed for use for certain purposes by Citigroup Funding Inc. The notes have not been passed on by Standard & Poor’s or the McGraw-Hill Companies. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any warranties or bears any liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price		Underwriting Discount (including the Sales Commission described below)		Proceeds to Citigroup Funding Inc.
Per Russell 2000® Index Note		$10.000		$0.175	$
Total for all Russell 2000® Index Notes	$		$		$
Per S&P MidCap 400® Index Note		$10.000		$0.175	$
Total for all S&P MidCap 400® Index Notes	$		$		$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.175 for each $10.000 note sold in this offering. Certain dealers, including Citi International Financial Services, a broker-dealer affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $0.150 from this underwriting fee for each note they sell. Citigroup Global Markets will pay Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of $0.150 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about                    , 2008.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

What Are the Notes?

The Buffer Notes Based Upon the Russell 2000® Index and the Buffer Notes Based Upon the S&P MidCap 400® Index are index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the value of the applicable Underlying Index during the term of the notes, subject to the applicable maximum total return, while also providing full protection against a decline of 15% or less in the value of the applicable Underlying Index and limited protection against a decline of more than 15% in the value of the applicable Underlying Index. The notes are not principal protected and do not pay periodic interest. The return on the Russell 2000® Index Notes, if any, is based upon the return of the Russell 2000® Index, while the return on the S&P MidCap 400® Index Notes, if any, is based upon the return of the S&P MidCap 400® Index (each, an “Underlying Index”).

At maturity you will receive for each note you hold a maturity payment based on the percentage change in the value of the applicable Underlying Index from the pricing date to the valuation date, which may be greater than, equal to, or less than your initial investment in the notes. We refer to the percentage change in the closing value of an Underlying Index from the pricing date to the valuation date as the index percentage change. If the ending value of the applicable Underlying Index is greater than its starting value, the maturity payment will equal the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the index percentage change and (iii) approximately 300% (to be determined on the pricing date), subject to a maximum total return on the Russell 2000® Index notes of approximately 20% to 22% (approximately 12.00% to 13.20% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the Russell 2000® Index notes and subject to a maximum total return on the S&P MidCap 400® Index notes of approximately 17.0% to 19.0% (approximately 10.20% to 11.40% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the S&P MidCap 400® Index notes. If the ending value of the applicable Underlying Index is less than or equal to 100% of its starting value but greater than or equal to 85% of its starting value, the note return amount will be zero and the maturity payment will equal the $10 principal amount per note. If the ending value of the applicable Underlying Index is less than 85% of its starting value (representing a decrease of more than 15% from its starting value), the maturity payment will equal the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (a) the index percentage change (which will be negative) and (b) 15%. Thus, if the ending value of the applicable Underlying Index is less than 85% of its starting value (regardless of the value of that Underlying Index at any other time during the term of the notes), the maturity payment will be less than your initial investment in the notes and your investment in the notes will result in a loss. In this case, you could lose as much as 85% of your initial investment in the notes.

Because the maximum total return over the term of the Russell 2000® Index notes is limited to approximately 20% to 22% (approximately 12.00% to 13.20% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the Russell 2000® Index notes, in no circumstance will the payment you receive at maturity be more than approximately $12.00 to $12.20 per Russell 2000® Index note (to be determined on the pricing date). Because the maximum total return over the term of the S&P MidCap 400® Index notes is limited to approximately 17% to 19% (approximately 10.20% to 11.40% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the S&P MidCap 400® Index notes, in no circumstance will the payment you receive at maturity be more than approximately $11.70 to $11.90 per S&P MidCap 400® Index note (to be determined on the pricing date).

The notes will mature on                     , 2010 and do not provide for earlier redemption by you or by us. The notes are two series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment at maturity is not guaranteed.

Each note represents a principal amount of $10. In order to invest in the Russell 2000® Index notes, you must make a minimum investment of $100,000 (10,000 Russell 2000® Index notes). Similarly, in order to invest in the S&P MidCap 400® Index notes, you must make a minimum investment of $100,000 (10,000 S&P MidCap 400® Index notes). You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of interest on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Indices.

What Will I Receive at Maturity of the Notes?

At maturity you will receive for each note an amount in cash equal to $10 plus a note return amount, which may be positive, zero or negative. Because the note return amount may be negative, the maturity payment could be less than the $10 principal amount per note and your investment could result in a loss of as much as 85% of your initial investment in the notes.

How is the Index Percentage Change Calculated?

The index percentage change will equal the following fraction:

Ending Value – Starting Value
Starting Value

The starting value will equal the closing value of the applicable Underlying Index on the pricing date.

The ending value will equal the closing value of the applicable Underlying Index on the valuation date.

How Will the Note Return Amount Be Calculated?

The calculation of the note return amount depends on whether the index percentage change is positive, zero or negative:

•	If the index percentage change is positive, the note return amount will be positive and will equal:

$10 × Index Percentage Change × Upside Participation Rate,

subject to the applicable maximum total return on the notes.

The upside participation rate will equal approximately 300% (to be determined on the pricing date). Because the maximum total return over the term of the Russell 2000® Index notes is limited to approximately 20% to 22% (approximately 12.00% to 13.20% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the Russell 2000® Index notes, in no circumstance will the payment you receive at maturity be more than approximately $12.00 to $12.20 per Russell 2000® Index note (to be determined on the pricing date). Because the maximum total return over the term of the S&P MidCap 400® Index notes is limited to approximately 17% to 19% (approximately 10.20% to 11.40% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the S&P MidCap 400® Index notes, in no circumstance will the payment you receive at maturity be more than approximately $11.70 to $11.90 per S&P MidCap 400® Index note (to be determined on the pricing date).

•	If the index percentage change is from and including 0% to and including –15%, the note return amount will be zero.

•	If the index percentage change is less than –15%, the note return amount will be negative and will equal:

$10 × (Index Percentage Change + 15%)

Thus, if the value of the applicable Underlying Index decreases by more than 15%, the index percentage change and the note return amount will be negative and the amount you receive at maturity will be less than $10 per note and could be as low as $1.50 per $10 note.

For more specific information about the note return amount, the index percentage change, the determination of an index business day and the effect of a market disruption event on the determination of the note return amount and the index percentage change, please see “Description of the Notes—Note Return Amount” in this pricing supplement.

Is There a Possibility of Loss of Principal?

Yes. If the ending value of the applicable Underlying Index is less than 85% of its starting value, at maturity you will receive less than the $10 principal amount per note, and you could lose as much as 85% of your initial investment in the notes. This will be true even if the closing value of the applicable Underlying Index exceeded its starting value at one or more times over the term of the notes. Even if the ending value of the applicable Underlying Index is greater than its starting value, the total yield on the notes may be less than that which would be payable on a conventional fixed-rate, debt security of Citigroup Funding Inc. of comparable maturity. You should refer to “Risk Factors—The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples setting forth hypothetical maturity payments of the Russell 2000® Index Notes, see “Description of the Notes—What You Could Receive at Maturity of the Russell 2000® Index Notes—Hypothetical Examples” in this pricing supplement.

For examples setting forth hypothetical maturity payments of the S&P MidCap 400® Index Notes, see “Description of the Notes—What You Could Receive at Maturity of the S&P MidCap 400® Index Notes—Hypothetical Examples” in this pricing supplement.

What Is the Russell 2000® Index and What Does It Measure?

Unless otherwise stated, all information on the Russell 2000® Index provided in this pricing supplement is derived from the Russell Investment Group, which we refer to as Russell, or other publicly available sources. The Russell 2000® Index is published by Russell and is intended to provide a comprehensive and unbiased barometer of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap equities. The Russell 2000® Index includes the smallest 2,000 securities, according to market capitalization, in the Russell 3000E™ Index. As of June 30, 2008, the largest five sectors represented by the Russell 2000® Index were Financial Services, Consumer Discretionary and Services, Technology, Health Care and Materials and Processing. For further information on the Russell 2000® Index, including its makeup, method of calculation and changes in its components, see “Description of the Russell 2000® Index” in this pricing supplement.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Russell 2000® Index.

How the Russell 2000® Index Performed Historically?

We have provided a table showing the closing value of the Russell 2000® Index on the last index business day of each month from January 2003 to September 2008 and a graph showing the closing values of the applicable Underlying Index on each index business day from January 2, 2003 to October 1, 2008. You can find the table and the graph in the section “Description of the Russell 2000® Index—Historical Data on the Russell 2000® Index” in

this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Russell 2000® Index in recent years. However, past performance is not indicative of how the Russell 2000® Index will perform in the future. You should also refer to the section “Risk Factors—The Historical Performance of the Applicable Underlying Index Is Not an Indication of the Future Performance of the Underlying Index” in this pricing supplement.

What is the S&P MidCap 400® Index and What Does It Measure?

Unless otherwise stated, all information on the S&P MidCap 400® Index provided in this pricing supplement is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P MidCap 400® Index is published by S&P and is intended to provide a performance benchmark for the medium capitalization segment of the U.S. equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, primarily ranging from $1.5 billion to $4.5 billion. As of August 29, 2008, the largest five sectors represented by the S&P MidCap 400® Index were Industrials, Financials, Information Technology, Consumer Discretionary and Health Care. For further information on the S&P MidCap 400® Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P MidCap 400® Index” in this pricing supplement.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P MidCap 400® Index.

How Has the S&P MidCap 400® Index Performed Historically?

We have provided a table showing the closing value of the S&P MidCap 400® Index on the last index business day of each month from January 2003 to September 2008 and a graph showing the closing values of the S&P MidCap 400® Index on each index business day from January 2, 2003 to October 1, 2008. You can find the table and the graph in the section “Description of the S&P MidCap 400® Index—Historical Data on the S&P MidCap 400® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P MidCap 400® Index in recent years. However, past performance is not indicative of how the S&P MidCap 400® Index will perform in the future. You should also refer to the section “Risk Factors—The Historical Performance of the Applicable Underlying Index Is Not an Indication of the Future Performance of the Applicable Underlying Index” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a note as a cash-settled prepaid forward contract, subject to a floor, on the value of the applicable Underlying Index on the valuation date, pursuant to which forward contract, at maturity you will receive the cash value of the applicable Underlying Index subject to certain adjustments. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your obligation under the note. Under this treatment, at maturity or upon the sale or other taxable disposition of a note, you will generally have capital gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the notes. Such gain or loss generally will be long-term capital gain or loss if you have held the note for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the notes could result in less favorable U.S. federal income tax consequences to you. In addition, the IRS and U.S. Treasury Department have recently requested public comments on a comprehensive set of tax policy issues (including timing and character) related to financial instruments similar to notes. Finally, legislation recently has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the notes) acquired after the date of the legislation’s enactment. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Any capital gain realized upon maturity, sale or other disposition of the notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc. and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the Underlying Indices or in other instruments, such as options, swaps or futures, based upon the Underlying Indices or the stocks included in the Underlying Indices. This hedging activity could affect the value of the Underlying Indices and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the maturity payment will be based on the percentage change in the value of the applicable Underlying Index from the pricing date to the valuation date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the applicable Underlying Index and other events that are difficult to predict and beyond our control.

The Notes Are Not Principal-Protected. You Will Receive Less than Your Initial Investment at Maturity if the Value of the Applicable Underlying Index Declines By More than 15% From the Pricing Date to the Valuation Date

The amount payable at maturity will depend on the percentage change in the value of the applicable Underlying Index from the pricing date to the valuation date. If the value of the applicable Underlying Index on the valuation date has declined more than 15% from its value on the pricing date, the amount you receive for each note will be less than the $10 you paid for each note and could be as low as $1.50 per $10 note. This will be true even if the closing value of the applicable Underlying Index exceeds its starting value at one or more times during the term of the notes.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Indices.

The Appreciation of Your Investment in the Notes Will Be Limited

Because the maximum total return over the term of the Russell 2000® Index notes is limited to approximately 20% to 22% (to be determined on the pricing date) and because the maximum total return over the term of the S&P MidCap 400® Index notes is limited to approximately 17% to 19% (to be determined on the pricing date), the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the applicable Underlying Index. If the ending value of the Russell 2000® Index exceeds its starting value by more than approximately 20% to 22% (to be determined on the pricing date) or if the ending value of the S&P MidCap 400® Index exceeds its starting value by more than approximately 17% to 19%, the appreciation on an investment in the notes will be less than the appreciation on an investment in the underlying stocks of the applicable Underlying Index or an investment in an instrument that is directly linked to the applicable Underlying Index but is not subject to the maximum index return.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the ending value of the applicable Underlying Index is less than             (an increase of             % from its starting value), taking into account the upside participation rate, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the applicable Underlying Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Applicable Underlying Index. We expect that the market value of the notes will depend substantially on the amount, if any, by which the value of the applicable Underlying Index changes from its starting value. However, changes in the value of the applicable Underlying Index may not always be reflected in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the applicable Underlying Index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the applicable Underlying Index will continue to fluctuate from that time to the valuation date. If you choose to sell your notes when the value of the applicable Underlying Index is below its starting value, you will likely receive less than the amount you originally invested.

Trading prices of the stocks included in the Underlying Indices will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which such stocks are traded, and by various circumstances that can influence the values of such stocks in a specific market segment of a particular stock. Citigroup Funding’s hedging activities in the stocks included in the Underlying Indices, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the Underlying Indices.

Volatility of the Underlying Indices. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the Underlying Indices changes during the term of the notes, the market value of the notes may decrease.

Events Involving the Companies Included in the Underlying Indices. General economic conditions and earnings results of the companies whose stocks are included in the Underlying Indices and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the Underlying Indices do not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the underlying index the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the underlying index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks included in the Underlying Indices or in other instruments, such as options, swaps or futures, based upon the Underlying Indices or the stocks included in the Underlying Indices. This hedging activity could affect the value of the applicable Underlying Index and therefore the market value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results of Citigroup Funding and Citigroup Inc. Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the Applicable Underlying Index Is Not an Indication of the Future Performance of that Underlying Index

The historical performance of each of the Underlying Indices, which is included in this pricing supplement, should not be taken as an indication of the future performance of the applicable Underlying Index during the term of the notes. Changes in the value of the applicable Underlying Index will affect the trading price of the related notes, but it is impossible to predict whether the value of the applicable Underlying Index will fall or rise.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Applicable Underlying Index

Your return on the notes will not reflect the return you would realize if you actually owned the stocks included in the applicable Underlying Index because Russell and S&P each calculate the value of the applicable Underlying Index by reference to the prices of the stocks included in the applicable Underlying Index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks included in the applicable Underlying Index even if its ending value is greater than its starting value. Besides, the maximum total return over the term of the notes is limited, whereas there would be no limit on the return you would realize if you actually owned the stocks included in the applicable Underlying Index.

You May Not Be Able To Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Indices or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the stocks included in the Underlying Indices or derivative instruments relating to such stocks or the Underlying Indices for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the Underlying Indices and thus, the value of the Underlying Indices and the market value of the notes.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the calculation agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the Underlying Indices or in other instruments, such as options, swaps or futures, based upon the Underlying Indices or the stocks included in the Underlying Indices. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates and we have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the Underlying Indices and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Index Publisher of, or any Issuer of Any Stock Included in, the Underlying Indices

You will have no rights against the index publisher of, or any issuer of any stock included in, the Underlying Indices, even though the amount you receive at maturity if any, will depend on the value of the applicable Underlying Index, and such value is based on the prices of the stocks included in the applicable Underlying Index. By investing in the notes you will not acquire any shares of stocks included in the Underlying Indices and you will not receive any dividends or other distributions, if any, with respect to stocks included in the Underlying Indices. The index publisher and the issuers of the stocks included in the Underlying Indices are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

The United States Federal Income Tax Consequences of the Notes Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal Income Tax Considerations” in this pricing supplement, and that any such guidance could have retroactive effect.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Buffer Notes Based Upon the Russell 2000® Index due 2010 (the “Russell 2000® Index Notes”) and the Buffer Notes Based Upon the S&P MidCap 400® Index due 2010 (the “S&P MidCap 400® Index” and together with the Russell 2000® Index Notes, the “Notes”) are index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the value of the applicable Underlying Index during the term of the Notes, subject to a maximum total return, while also providing full protection against a decline of 15% or less in the value of the applicable Underlying Index and limited protection against a decline of more than 15% in the value of the applicable Underlying Index. The Notes are not principal protected and do not pay periodic interest. The return on the Russell 2000® Index Notes, if any, is based upon the return of the Russell 2000® Index, while the return on the S&P MidCap 400® Index Notes, if any, is based upon the return of the S&P MidCap 400® Index (each, an “Underlying Index”).

At maturity you will receive for each Note you hold a maturity payment based on the percentage change in the value of the applicable Underlying Index from the Pricing Date to the Valuation Date, which may be greater than, equal to, or less than your initial investment in the Notes. We refer to the percentage change in the closing value of the applicable Underlying Index from the Pricing Date to the Valuation Date as the Index Percentage Change. If the Ending Value of the applicable Underlying Index is greater than its Starting Value, the maturity payment will equal the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10 and (ii) the Index Percentage Change and (iii) approximately 300% (to be determined on the Pricing Date), subject to a maximum total return on the Russell 2000® Index Notes of approximately 20% to 22% (approximately 12.00% to 13.20% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of Russell 2000® Index Notes and subject to a maximum total return on the S&P MidCap 400® Index Notes of approximately 17% to 19% (approximately 10.20% to 11.40% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the S&P MidCap 400® Index Notes. If the Ending Value of the applicable Underlying Index is less than or equal to 100% of its Starting Value but greater than or equal to 85% of its Starting Value, the Note Return Amount will be zero and the maturity payment will equal the $10 principal amount per Note. If the Ending Value of the applicable Underlying Index is less than 85% of its Starting Value (representing a decrease of more than 15% from its Starting Value), the maturity payment will equal the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10 and (ii) the sum of (a) the Index Percentage Change (which will be negative) and (b) 15%. Thus, if the Ending Value of the applicable Underlying Index is less than 85% of its Starting Value (regardless of the value of the applicable Underlying Index at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss. In this case, you could lose as much as 85% of your initial investment in the Notes.

Because the maximum total return over the term of the Russell 2000® Index Notes is limited to approximately 20% to 22% (approximately 12.00% to 13.20% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Russell 2000® Index Notes, in no circumstance will the payment you receive at maturity be more than approximately $12.00 to $12.20 per Russell 2000® Index Note (to be determined on the pricing date). Because the maximum total return over the term of the S&P MidCap 400® Index Notes is limited to approximately 17% to 19% (approximately 10.20% to 11.40% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the S&P MidCap 400® Index Notes, in no circumstance will the payment you receive at maturity be more than approximately $11.70 to $11.90 per S&P MidCap 400® Index note (to be determined on the Pricing Date).

The Notes are two series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Russell 2000® Index Notes issued will be $            (            Notes). The aggregate principal amount of S&P MidCap 400® Index Notes issued will be $            (            Notes). In order to invest in the Russell 2000® Index Notes, a minimum investment of $100,000 (10,000 Russell 2000® Index Notes) is required.

Similarly, in order to invest in the S&P MidCap 400® Index Notes, a minimum investment of $100,000 (10,000 S&P MidCap 400® Index Notes) is required. The Notes will mature on                    , 2010. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes. Additionally, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Indices.

Payment at Maturity

The Notes will mature on                     , 2010. At maturity you will receive for each Note an amount in cash equal to $10 plus a Note Return Amount, which may be positive, zero or negative. Because the Note Return Amount may be negative, the maturity payment could be less than the $10 principal amount per Note, in which case, your investment will result in a loss. You could lose as much as 85% of your initial investment in the Notes.

Note Return Amount

The Note Return Amount will be based on the Index Percentage Change of the applicable Underlying Index. The Index Percentage Change will equal the following fraction:

Ending Value – Starting Value
Starting Value

The Starting Value will equal the closing value of the applicable Underlying Index on the Pricing Date.

The Pricing Date means the date on which the Notes will be priced for initial sale to the public.

The Ending Value will equal the closing value of applicable Underlying Index on the Valuation Date.

The Valuation Date means the third Index Business Day before the Maturity Date.

The calculation of the Note Return Amount will depend on whether the Index Percentage Change is positive, zero or negative:

•	If the Index Percentage Change is positive, the Note Return Amount will be positive and will equal:

$10 × Index Percentage Change × Upside Participation Rate,

subject to the maximum total return on the Notes.

The Upside Participation Rate will equal approximately 300% (to be determined on the Pricing Date). Because the maximum total return over the term of the Russell 2000® Index Notes is limited to approximately 20% to 22% (approximately 12.00% to 13.20% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Russell 2000® Index Notes, in no circumstance will the payment you receive at maturity be more than approximately $12.00 to $12.20 per Russell 2000® Index Note (to be determined on the Pricing Date). Because the maximum total return over the term of the S&P MidCap 400® Index Notes is limited to approximately 17% to 19% (approximately 10.20% to 11.40% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the S&P MidCap 400® Index Notes, in no circumstance will the payment you receive at maturity be more than approximately $11.70 to $11.90 per S&P MidCap 400® Index Note (to be determined on the Pricing Date).

•	If the Index Percentage Change is from and including 0% to and including –15%, the Note Return Amount will be zero.

•	If the Index Percentage Change is less than –15%, the Note Return Amount will be negative and will equal:

$10 × (Index Percentage Change + 15%)

Thus, if the value of the applicable Underlying Index decreases by more than 15%, the Index Percentage Change and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10 per Note and could be as low as $1.50 per $10 Note.

If the Ending Value of the applicable Underlying Index is not available on the Valuation Date because of a Market Disruption Event or otherwise, the value of the applicable Underlying Index for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of such Underlying Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the applicable Underlying Index by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day immediately prior to the maturity date.

An “Index Business Day” means, with respect to each Underlying Index, a day, as determined by the calculation agent, on which the applicable Underlying Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A “Market Disruption Event” means, with respect to each Underlying Index and as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of such Underlying Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to such Underlying Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of such Underlying Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in an Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of such Underlying Index will be based on a comparison of the portion of the value of such Underlying Index attributable to that security relative to the overall value of the Underlying Index, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity of the Russell 2000® Index Notes —Hypothetical Examples

The examples below show hypothetical maturity payments on the Russell 2000® Index Notes for a range of Ending Values of Russell 2000® Index. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different closing values of the Russell 2000® Index on the amount you will receive in respect of the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10.00 per Russell 2000® Index Note

•	Starting Value: 700

•	Upside Participation Rate: 300%

•	Buffer Value: 15%

•	Maturity: 1.67 years

•	Maximum Total Return: 21% (10.50% per annum on a simple interest basis)

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value, Upside Participation Rate, and maximum total return.

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY(1)

Hypothetical Ending Value of the Russell 2000® Index	Hypothetical Russell 2000® Index Percentage Change[2]	Hypothetical Return on Notes[3]	Hypothetical Per Annum Return on Notes[4]	Hypothetical Note Return Amount	Hypothetical Maturity Payment per Note
0.00	-100.00%	-85.00%	-50.90%	-$8.50	$ 1.50
350.00	-50.00%	-35.00%	-20.96%	-$3.50	$ 6.50
525.00	-25.00%	-10.00%	-5.99%	-$1.00	$ 9.00
542.50	-22.50%	-7.50%	-4.49%	-$0.75	$ 9.25
560.00	-20.00%	-5.00%	-2.99%	-$0.50	$ 9.50
577.50	-17.50%	-2.50%	-1.50%	-$0.25	$ 9.75
595.00	-15.00%	0.00%	0.00%	$0.00	$10.00
612.50	-12.50%	0.00%	0.00%	$0.00	$10.00
630.00	-10.00%	0.00%	0.00%	$0.00	$10.00
647.50	-7.50%	0.00%	0.00%	$0.00	$10.00
665.00	-5.00%	0.00%	0.00%	$0.00	$10.00
682.50	-2.50%	0.00%	0.00%	$0.00	$10.00
700.00	0.00%	0.00%	0.00%	$0.00	$10.00
717.50	2.50%	7.50%	4.49%	$0.75	$10.75
735.00	5.00%	15.00%	8.98%	$1.50	$11.50
752.50	7.50%	21.00%	12.57%	$2.10	$12.10
770.00	10.00%	21.00%	12.57%	$2.10	$12.10
787.50	12.50%	21.00%	12.57%	$2.10	$12.10
805.00	15.00%	21.00%	12.57%	$2.10	$12.10
822.50	17.50%	21.00%	12.57%	$2.10	$12.10
840.00	20.00%	21.00%	12.57%	$2.10	$12.10
857.50	22.50%	21.00%	12.57%	$2.10	$12.10
875.00	25.00%	21.00%	12.57%	$2.10	$12.10
892.50	27.50%	21.00%	12.57%	$2.10	$12.10
910.00	30.00%	21.00%	12.57%	$2.10	$12.10
927.50	32.50%	21.00%	12.57%	$2.10	$12.10
945.00	35.00%	21.00%	12.57%	$2.10	$12.10

(1)	If the Notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
(2)	Excludes any dividends paid on the stocks in the Russell 2000® Index.
(3)	The percentage return for the entire term of the Notes limited to the hypothetical 21% maximum total return.
(4)	Calculated on a simple interest basis.

What You Could Receive at Maturity of the S&P MidCap 400® Index Notes —Hypothetical Examples

The examples below show hypothetical maturity payments on the S&P MidCap 400® Index Notes for a range of Ending Values of S&P MidCap 400® Index. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different closing values of the S&P MidCap 400® Index on the amount you will receive in respect of the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10.00 per S&P MidCap 400® Index Note

•	Starting Value: 760

•	Upside Participation Rate: 300%

•	Buffer Value: 15%

•	Maturity: 1.67 years

•	Maximum Total Return: 18% (9% per annum on a simple interest basis)

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value, Upside Participation Rate, and maximum total return.

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY(1)

Hypothetical Ending Value of the S&P MidCap 400® Index	Hypothetical S&P MidCap 400® Index Percentage Change[2]	Hypothetical Return on Notes[3]	Hypothetical Per Annum Return on Notes[4]	Hypothetical Note Return Amount	Hypothetical Maturity Payment per Note
0	-100.00%	-85.00%	-50.90%	-$8.50	$ 1.50
380	-50.00%	-35.00%	-20.96%	-$3.50	$ 6.50
570	-25.00%	-10.00%	-5.99%	-$1.00	$ 9.00
589	-22.50%	-7.50%	-4.49%	-$0.75	$ 9.25
608	-20.00%	-5.00%	-2.99%	-$0.50	$ 9.50
627	-17.50%	-2.50%	-1.50%	-$0.25	$ 9.75
646	-15.00%	0.00%	0.00%	$0.00	$10.00
665	-12.50%	0.00%	0.00%	$0.00	$10.00
684	-10.00%	0.00%	0.00%	$0.00	$10.00
703	-7.50%	0.00%	0.00%	$0.00	$10.00
722	-5.00%	0.00%	0.00%	$0.00	$10.00
741	-2.50%	0.00%	0.00%	$0.00	$10.00
760	0.00%	0.00%	0.00%	$0.00	$10.00
779	2.50%	7.50%	4.49%	$0.75	$10.75
798	5.00%	15.00%	8.98%	$1.50	$11.50
817	7.50%	18.00%	10.78%	$1.80	$11.80
836	10.00%	18.00%	10.78%	$1.80	$11.80
855	12.50%	18.00%	10.78%	$1.80	$11.80
874	15.00%	18.00%	10.78%	$1.80	$11.80
893	17.50%	18.00%	10.78%	$1.80	$11.80
912	20.00%	18.00%	10.78%	$1.80	$11.80
931	22.50%	18.00%	10.78%	$1.80	$11.80
950	25.00%	18.00%	10.78%	$1.80	$11.80
969	27.50%	18.00%	10.78%	$1.80	$11.80
988	30.00%	18.00%	10.78%	$1.80	$11.80
1007	32.50%	18.00%	10.78%	$1.80	$11.80
1026	35.00%	18.00%	10.78%	$1.80	$11.80

(1)	If the Notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
(2)	Excludes any dividends paid on the stocks in the S&P MidCap 400® Index.
(3)	The percentage return for the entire term of the Notes limited to the hypothetical 18% maximum total return.
(4)	Calculated on a simple interest basis.

Discontinuance of an Underlying Index

If Russell discontinues publication of the Russell 2000® Index or S&P discontinues publication of the S&P MidCap 400® Index or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to an Underlying Index, then the value of such Underlying Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the relevant Notes.

If Russell discontinues publication of the Russell 2000® Index or S&P discontinues publication of the S&P MidCap 400® Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of an Underlying Index, the value to be substituted for such Underlying Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate such Underlying Index prior to any such discontinuance.

If Russell discontinues publication of the Russell 2000® Index or S&P discontinues publication of the S&P MidCap 400® Index prior to the determination of the Note Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Note Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the applicable Underlying Index or the relevant index as described in the preceding paragraph.

If a successor index is selected or the calculation agent calculates a value as a substitute for the relevant index as described above, the successor index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of an Underlying Index may adversely affect the market value of the relevant Notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating an Underlying Index or a successor index is changed in any material respect, or if the Underlying Index or a successor index is in any other way modified so that the value of such Underlying Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Underlying Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Underlying Index or the successor index. Accordingly, if the method of calculating an Underlying Index or the successor index is modified so that the value of such Underlying Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the maturity payment, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the Notes will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, formerly known as The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE RUSSELL 2000® INDEX

General

Unless otherwise stated, all information on the Russell 2000® Index provided in this pricing supplement is derived from the Russell Investment Group (“Russell”) or other publicly available sources. The Russell 2000® Index is published by Russell and is intended to provide a comprehensive and unbiased barometer of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap equities. Since September 2004, eligible initial public offerings (“IPOs”) of stock have also been added to the Russell 2000® Index at the end of each calendar quarter in order to ensure new additions to the investing opportunity set are reflected in the index. The Russell 2000® Index includes the smallest 2,000 securities, according to market capitalization, in the Russell 3000E™ Index.

As of June 30, 2008, the largest five sectors represented by the Russell 2000® Index were Financial Services, Consumer Discretionary and Services, Technology, Health Care and Materials and Processing. Real-time dissemination of the value of the Russell 2000® Index by Reuters began in December 1986.

THE RUSSELL 2000® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS INCLUDED IN IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the Russell 2000® Index

Companies incorporated in the United States are eligible for inclusion in the Russell indices. Additionally, beginning with the reconstitution that took place on June 23, 2007, companies incorporated in select international regions including the Bahamas, Bermuda and the Cayman Islands, are also eligible for inclusion if such companies meet at least ONE of the following criteria: 1) the headquarters is in the United States or 2) the headquarters is in the international region and the primary exchange for local shares of the company is in the United States. Preferred and convertible preferred stock, redeemable shares, participating preferred stock, paired shares, warrants and rights are excluded. American Depository Receipts, trust receipts, royalty trusts, limited liability companies, OTC companies, bulletin board companies, pink sheets, closed-end mutual funds and limited partnerships that are traded on U.S. exchanges are also ineligible for inclusion. Real Estate Investment Trusts (REITs) are, however, eligible for inclusion. Generally, only one class of securities of a company is allowed in the Russell 2000® Index, although exceptions to this general rule have been made where Russell has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Russell 2000® Index. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution, if it is still trading below $1.00. In order to be included in the Russell indices’ annual reconstitution, a stock must be listed on May 31 of the reconstitution year and Russell must have access to documentation verifying the company’s eligibility for inclusion. IPOs will be considered for inclusion quarterly.

The primary criteria used to determine the initial list of securities eligible for the Russell 2000® Index is total market capitalization, which is defined as the price of the shares times the total number of available shares, or shares assumed to be available for trading. Based on closing values on May 31 of each year, Russell reconstitutes the composition of the Russell 2000® Index using the then-existing market capitalizations of eligible companies. IPO eligibility is determined quarterly. Generally, as of the last Friday of June of each year, the Russell 2000® Index is adjusted to reflect the reconstitution market value for that year.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

•	ESOP or LESOP shares—corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

•	Corporate cross-owned shares—when shares of a company in one of the Russell indices are held by another company also in one of the Russell indices. All shares in this class will be adjusted;

•

Large private and corporate shares—shares held by another listed company or private individuals, if the amount of shares so held is greater than 10% of outstanding shares but does not preclude institutional holdings by investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms;

•	Unlisted share classes—classes of common stock that are not traded on a U.S. exchange; and

•	IPO lock-ups—shares locked up during an IPO that are not available to the public and will be excluded from the market value at the time the IPO enters the relevant Russell index.

Once the market capitalization for each security is determined using total shares and price (as described above), each security is placed in the appropriate Russell market capitalization-based index. The largest 4,000 securities become members of the Russell 3000E™ Index. The Russell 2000® Index is a subset of this index and generally includes the stock of companies 1001 through 3000 (based on descending total market capitalization) of the Russell 3000E™ Index.

The following summarizes selected types of maintenance adjustments to which the Russell 2000® Index is subject. A full description of all corporate action driven change to the Russell indices can be found on Russell’s website at www.russell.com.

•

“No Replacement” Rule—Securities that leave the Russell 2000® Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over the past year will fluctuate according to corporate activity.

•	Rules for Deletions:

•

Acquired or Reorganized Stock—Adjustments to the Russell 2000® Index will be made on the effective date of an acquisition or reorganization of a corporation whose stock is included in the Russell 2000® Index. If both companies involved are included in the Russell 3000E™ Index, the acquired company is deleted and that company’s market capitalization is moved to the acquiring stock according to the merger terms. Special rules apply if only one of the companies involved is included in the Russell 3000E™ Index.

•	Re-incorporated or Delisted Stock—Companies re-incorporating to another country or delisting their stock will be removed on the day of re-incorporation or delisting.

•	Rule for Additions:

•

Spin-offs—Spin-off companies are added to the parent company’s Russell index and capitalization tier of membership, if the spin-off company is large enough. To be eligible, the spun-off company’s total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 3000E Index at the latest reconstitution.

•	Initial Public Offerings—Eligible IPOs are added to the Russell indices each quarter.

Historical Data on the Russell 2000® Index

The following table sets forth the closing value of the Russell 2000® Index on the last Index Business Day of each month in the period from January 2003 through September 2008. These historical data on the Russell 2000® Index are not necessarily indicative of the future performance of the Russell 2000® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the Russell 2000® Index during any period set forth below is not an indication that the Russell 2000® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	372.17	580.76	624.02	733.20	800.34	713.30
February	360.52	585.56	634.06	730.64	793.30	686.18
March	354.54	590.31	615.07	765.14	800.17	687.97
April	398.68	559.80	579.38	764.54	814.57	716.18
May	441.00	568.28	616.71	721.01	847.18	748.28
June	448.37	591.52	639.66	724.67	833.70	689.66
July	476.02	551.29	679.75	700.56	776.12	714.52
August	497.42	547.93	666.51	720.53	792.86	739.50
September	487.68	572.94	667.80	725.59	805.45	679.58
October	528.22	583.79	646.61	766.84	828.02
November	546.51	633.77	677.29	786.12	767.77
December	556.91	651.57	673.22	787.66	766.03

The following graph illustrates the historical performance of the Russell 2000® Index based on the closing value thereof on each Index Business Day from January 2, 2003 through October 1, 2008. Past values of the Russell 2000® Index are not indicative of future index values.

On October 1, 2008, the closing value of the Russell 2000® Index was 671.59.

License Agreement

Russell and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by Russell in connection with certain financial instruments, including the Notes.

The license agreement between Russell and Citigroup Global Markets provides that the following language must be stated in this Pricing Supplement.

“The Notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in financial products generally or in the Notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Russell’s only relationship to Citigroup Global Markets is the licensing of certain trademarks and trade names of Russell and of the Russell 2000® Index which is determined, composed and calculated by Russell without regard to Citigroup Global Markets or the Notes. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right , at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING INC., INVESTORS, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

DESCRIPTION OF THE S&P MIDCAP 400® INDEX

General

Unless otherwise stated, all information on the S&P MidCap 400® Index provided in this pricing supplement is derived from S&P or other publicly available sources. The S&P MidCap 400® Index is published by S&P and is intended to provide a performance benchmark for the medium capitalization segment of the U.S. equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, primarily ranging from $1.5 billion to $4.5 billion.

As of August 29, 2008, the companies making up the S&P MidCap 400 Index had an aggregate adjusted market capitalization of approximately $1,058 billion. The aggregate market value of the 400 companies included in the S&P MidCap 400® Index represented approximately 8% of the aggregate market value of the U.S. equities market. The largest five sectors represented by the S&P MidCap 400 Index with the percentage of all sectors covered by the index indicated in parentheses were: Industrials (17.3%), Financials (15.8%), Information Technology (14.9%), Consumer Discretionary (12.7%) and Health Care (11.0%).

THE S&P MIDCAP 400 INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P MidCap 400® Index

The calculation of the value of the S&P MidCap 400® Index is based on the relative value of the aggregate S&P MidCap 400 Market Value of the common stocks of 400 companies (the “S&P MidCap 400 Component Stocks”) as of a particular time as compared to the aggregate average S&P MidCap 400® Market Value of the common stocks of 400 similar companies during the base period of June 28, 1991. The “S&P MidCap 400® Market Value” of any S&P MidCap 400® Component Stock is the product of the market price per share and the number of the then outstanding shares of such S&P MidCap 400® Component Stock. S&P chooses companies for inclusion in the S&P MidCap 400® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the medium capitalization segment of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P MidCap 400® Index to achieve the objectives stated above. Relevant criteria employed by S&P include U.S. company status, market capitalization in the range of $1.5 billion to $5.5 billion, financial viability, a public float of at least 50%, adequate liquidity and reasonable price, sector representation and status as an operating company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company’s common stock is widely held and the S&P MidCap 400® Market Value and trading activity of the common stock of that company.

The S&P MidCap 400 Index is calculated using a base-weighted aggregate methodology: the level of the S&P MidCap 400® Index reflects the total S&P MidCap 400® Market Value of all 400 Component Stocks relative to the S&P MidCap 400® Index’s base period of June 28, 1991 (the “S&P MidCap 400® Base Period”). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total S&P MidCap 400® Market Value of the S&P MidCap 400® Component Stocks during the S&P MidCap 400® Base Period has been set equal to an indexed value of 100. This is often indicated by the notation June 28, 1991=100. In practice, the daily calculation of the S&P MidCap 400® Index is computed by dividing the total S&P MidCap 400 Market Value of the S&P MidCap 400® Component Stocks by a number called the S&P MidCap 400® Index Divisor. By itself, the S&P MidCap 400® Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P MidCap 400® Index, it is the only link to the original base period value of the S&P MidCap 400® Index. The S&P MidCap 400® Index Divisor keeps the S&P MidCap 400® Index comparable over time and is the manipulation point for all adjustments to the S&P MidCap 400 Index (“S&P MidCap 400® Index Maintenance”).

Historically, the market value of any underlying stocks included in the S&P MidCap 400® Index was calculated as the product of the market price per share and the number of the then outstanding shares of that underlying stock. In March 2005, S&P began shifting the S&P MidCap 400® Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P MidCap 400® Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P MidCap 400® Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P MidCap 400® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P MidCap 400® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Standard and Poor’s defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares”, shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

Maintenance of the S&P MidCap 400® Index

S&P MidCap 400 Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.

To prevent the value of the S&P MidCap 400® Index from changing due to corporate actions, all corporate actions that affect the total S&P MidCap 400® Market Value of the S&P MidCap 400® Index require an S&P MidCap 400® Index Divisor adjustment. By adjusting the S&P MidCap 400® Index Divisor for the change in total S&P MidCap 400® Market Value, the value of the S&P MidCap 400® Index remains constant. This helps maintain the value of the S&P MidCap 400® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P MidCap 400® Index does not reflect the corporate actions of individual companies in the S&P MidCap 400® Index. All S&P MidCap 400® Index Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P MidCap 400® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P MidCap 400® Index and do not require S&P MidCap 400® Index Divisor adjustments.

The table below summarizes the types of S&P MidCap 400® Index maintenance adjustments and indicates whether or not an S&P MidCap 400® Index Divisor adjustment is required.

Type of Corporate Action	S&P Adjustment Factor	Divisor Adjustment Required
Stock split (i.e., 2x1)	Shares Outstanding times 2;	No

Stock Price divided by 2

Share issuance (i.e., Change > 5%)	Shares Outstanding plus newly issued Shares	Yes

Share repurchase (i.e., Change > 5%)	Shares Outstanding minus Repurchased Shares	Yes

Special cash dividends	Share Price minus Special Dividend	Yes

Company change	Add new company Market Value minus old company Market Value	Yes

Rights offering	Price of parent company minus Price of Rights (Right Ratio)	Yes

Spin-offs	Price of parent company minus Price of Spin-off Co. (Share Exchange Ratio)	Yes

Stock splits and stock dividends do not affect the S&P MidCap 400® Index Divisor of the S&P MidCap 400® Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the S&P MidCap 400® Market Value of the S&P MidCap 400® Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-dividend date.

Each of the corporate events exemplified in the table requiring an adjustment to the S&P MidCap 400® Index Divisor has the effect of altering the S&P MidCap 400® Market Value of the S&P MidCap 400® Component Stock and consequently of altering the aggregate S&P MidCap 400® Market Value of the S&P MidCap 400® Component Stocks (the “Post-Event Aggregate S&P MidCap 400® Market Value”). In order that the level of the S&P MidCap 400® Index (the “Pre-Event S&P MidCap 400® Index Value”) not be affected by the altered S&P

MidCap 400® Market Value (whether increase or decrease) of the affected S&P MidCap 400® Component Stock, a new S&P MidCap 400® Index Divisor (“S&P MidCap 400® New Divisor”) is derived as follows:

Post - Event Aggregate Market Value	= Pre-Event Index Value
New Divisor

New Divisor =	Post - Event Aggregate Market Value
Pre - Event Index Value

A large part of the S&P MidCap 400® Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P MidCap 400® Index companies. Four times a year, on a Friday near the end of each calendar quarter, the share totals of companies in the S&P MidCap 400® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the S&P MidCap 400® Index Divisor is adjusted to compensate for the net change in the total S&P MidCap 400® Market Value of the S&P MidCap 400® Index. In addition, any changes over 5% in the current common shares outstanding for the S&P MidCap 400® Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the S&P MidCap 400® Index Divisor.

Historical Data on the S&P MidCap 400® Index

The following table sets forth the closing value of the S&P MidCap 400® Index on the last Index Business Day of each month in the period from January 2003 through August 2008. These historical data on the S&P MidCap 400® Index are not necessarily indicative of the future performance of the S&P MidCap 400® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P MidCap 400® Index during any period set forth below is not an indication that the S&P MidCap 400® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	416.91	588.06	645.97	781.02	833.02	804.64
February	406.43	601.51	666.85	773.60	838.10	788.51
March	409.47	603.56	658.87	792.11	848.47	779.51
April	438.79	583.29	632.76	802.69	873.66	838.84
May	474.54	594.70	670.05	765.56	916.30	881.96
June	480.21	607.69	684.94	764.87	895.51	818.99
July	496.84	578.90	720.38	742.51	856.33	803.01
August	518.77	576.62	711.49	749.96	863.00	815.60
September	510.42	593.20	716.33	754.25	885.06	727.29
October	548.52	602.20	700.38	785.01	907.70
November	567.00	637.27	733.66	809.20	860.74
December	576.01	663.31	738.05	804.37	858.20

The following graph illustrates the historical performance of the S&P MidCap 400® Index based on the closing value thereof on each Index Business Day from January 2, 2003 through October 1, 2008. Past values of the S&P MidCap 400® Index are not indicative of future index values.

On October 1, 2008, the closing value of the S&P MidCap 400® Index was 718.88.

License Agreement

S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P MidCap 400® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P MidCap 400® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

“S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P MIDCAP 400® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P MIDCAP 400® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE

OR USE WITH RESPECT TO THE S&P MIDCAP 400® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the Notes who will hold the Notes as capital assets. All references to “holders” are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing a Note, each holder agrees with Citigroup Funding to treat a Note for U.S. federal income tax purposes as a cash-settled prepaid forward contract subject to a floor, on the value of the applicable Underlying Index on the Valuation Date, pursuant to which forward contract, at maturity each holder will receive the cash value of the applicable Underlying Index subject to certain adjustments, and under the terms of which contract (a) at the time of issuance of the Note the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the Note, and (b) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward contract, and Citigroup Funding will deliver to the holder the cash value of the applicable Underlying Index pursuant to the terms of the Note. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Notes, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Notes could result in less favorable U.S. federal income tax consequences to a holder.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Notes (a “U.S. Holder”), under the characterization of the Notes agreed to above.

Under the above characterization of the Notes, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition and the U.S. Holder’s tax basis in the Note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. A holder’s tax basis in the Notes generally will equal the holder’s cost for such Notes.

Alternative Characterizations. Due to the absence of authority as to the proper characterization of the Notes and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above.

Because a holder will be entitled to cash in an amount equal to or greater than the amount of the initial purchase price paid for the Notes unless the settlement value of the applicable Underlying Index on the Valuation Date is below 85% of the settlement value of the applicable Underlying Index on the Pricing Date, the IRS could seek to analyze the federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield”, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Notes offer no assurance that a holder’s investment will be returned to the holder at maturity except to the extent that the settlement value of the applicable Underlying Index is not below 85% of the settlement value of the applicable Underlying Index on the Pricing Date; instead, at maturity, the Notes provide economic returns that are generally indexed to the performance of the applicable Underlying Index. Further, a holder may receive at maturity economic returns that are substantially lower or higher than the holder’s investment. Accordingly, Citigroup Funding believes that it is reasonable to treat the Notes for U.S. federal income tax purposes, not as debt instruments, but as cash-settled prepaid forward contract subject to a floor, pursuant to which forward contract at maturity each holder will receive the cash value of Index subject to certain adjustments. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Notes, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the annual rate of % compounded semi-annually (“the comparable yield”), regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder at maturity or upon a sale or taxable disposition of a Note generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as capital gain or loss.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department recently issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation recently has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the Notes by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any gain on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

Estate Tax

In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $             principal amount of the Russell 2000 Notes (            Notes) at $9.775 per Note and $             principal amount of the S&P MidCap 400 Notes (            Notes) at $9.775 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citi International Financial Services, a broker-dealer affiliated with Citigroup Global Markets, at the public offering price less a concession not to exceed $0.150 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.150 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of $0.150 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will note be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Buffer Notes

Based Upon the Russell

2000® Index

Due 2010

Buffer Notes

Based Upon the

S&P MidCap 400® Index

Due 2010

($10 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                    , 2008

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)